

November 8, 2010

By facsimile to (212) 715-8000 and U.S. mail

Dr. Liang Tang
Chairman
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120, People's Republic of China

Re: Ossen Innovation Co., Ltd.
        Pre-effective Amendment 2 to Registration Statement on Form F-1
        Filed November 2, 2010
        File No. 333-168496

Dear Dr. Tang:

 General

1. We note that the prospectus continues to omit information that is not covered by Rule 430A under the Securities Act of 1933, as amended. Please revise the prospectus to add all of the currently omitted information that is not covered by Rule 430A.

Prospectus' Front Cover Page

2. As your revised disclosure on page 103 now states that Global Hunter Securities, LLC is acting as sole manager of the offering, please remove the name of Knight Capital Markets from the prospectus' front cover page.

Taxation, page 98

3. We note your response to comment three in our letter dated October 14, 2010. We are unable to locate the revised disclosure that identifies the relevant authority for the summarized tax consequences. Your disclosure regarding the BVI and PRC taxation does not appear to have been revised in any respect, and your disclosure regarding U.S federal income taxation identifies the Internal Revenue Code generally but does not appear to address the specific code sections, rules, or rulings that support the analysis. Please revise your disclosure to provide the relevant authority.

Revenue Recognition, page Q-9

4. You disclose that you recognize revenue upon shipment of goods to your customers. However, on page Q-12 you disclose that you recognize revenue when goods are delivered. Please revise your filing to clarify your revenue recognition policy. Please also correct your disclosure throughout your document, including MD&A and your customer deposit footnote on page F-12.

Exhibits 5.1, 8.1, and 8.3

5. We note that the opinions are undated and are incomplete. Please have counsel date the opinions and revise them to complete the blanks. Please refile the revised opinions.

Exhibit 23.6

6. The consent must state expressly that the Institute of Quantitative & Technical Economics, Chinese Academy of Social Sciences, consents to the quotation or summarization of its report in the registration statement. See Rule 436(a) of Regulation C under the Securities Act. Please revise the consent accordingly and refile it.

Closing

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: CT Corporation
   111 8th Avenue
   New York, NY 10011

   Christopher S. Auguste, Esq.
   Bill Huo, Esq.
   Ari Edelman, Esq.
   Kramer Levin Naftalis & Frankel LLP
   1177 Avenue of the Americas
   New York, NY 10036